FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of December 2012

Commission file number 000-31151

RadView Software Ltd.
 (Translation of Registrant's Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

RadView Software Ltd.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto and incorporated by reference herein is the following exhibit:

99.1           Radview Software Ltd. Announces Results of Annual General Meeting of Shareholders held on December 20, 2012.

RadView intends to file a Form 15 with the SEC on December 31, 2012. RadView anticipates that termination of registration of its ordinary shares will become effective 90 days following the filing of the Form 15. Upon filing of Form 15, RadView’s obligation to file certain reports, including Form 20-F and Form 6-K, with the SEC, will immediately be suspended.

RadView previously announced its intention to deregister its ordinary shares pursuant to a Form 6-K filed on July 5, 2012 and again on December 3, 2012.

RadView has not arranged for any other U.S. listing or registration on any other exchange or quotation medium within the United States.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd.
(Registrant)
By:	/s/ Guy Yasur
Guy Yasur
Chief Financial Officer

Dated: December 20, 2012

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Radview Software Ltd. Announces Results of Annual General Meeting of Shareholders held on December 20, 2012.